Exhibit 12.1

Computation of Ratio of Earnings To Fixed Charges

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
Net income before Taxes	17,971	15,244	13,032	10,845	3,320
Fixed Charges:
Interest Expense	13,119	12,402	13,015	14,084	14,566
Interest Factor of Operating Rents	334	290	316	313	282
Total Fixed Charges	13,453	12,692	13,331	14,397	14,848
Adjusted Earnings	31,424	27,936	26,363	25,249	18,168
Ratio of Earnings to Fixed Charges	2.3	2.2	2.0	1.8	1.2